Exhibit 99.5

Two years ago, Celestica was underperforming its competitors in most operating metrics. In 2008, it was a different story. Chief Executive Officer’s Letter to Shareholders 2008

Celestica delivered dramatic improvements in its key financial metrics despite a very challenging revenue environment. In what has been one of the most challenging economic environments the technology industry has ever experienced, Celestica delivered some of its best operating results in 2008. Q1/07 Q2/07 Q3/07 Q4/07 Q1/08 Q2/08 Q3/08 Q4/08 4.3% 4.7% 5.9% 6.0% 6.3% 6.7% 7.4% 7.3% % of revenue Gross margins(1) Q1/07 Q2/07 Q3/07 Q4/07 4.3% 4.7% 5.9% 6.0% % of revenue Gross margins* % of revenue Operating margins(2) Q1/07 Q2/07 Q3/07 Q4/07 0.3% 1.1% 2.3% 2.7% % of revenue Operating margins (EBIAT(1)) Q1/07 Q2/07 Q3/07 Q4/07 Q1/08 Q2/08 Q3/08 Q4/08 1.1% 0.3% 2.3% 2.7% 2.7% 3.0% 3.2% 3.2% Q1/07 Q2/07 Q3/07 Q4/07 Q1/08 Q2/08 Q3/08 Q4/08 7.3x 6.2x 8.3x 9.7x 8.6x 8.7x 9.1x 8.8x Inventory turnover Q1/07 Q2/07 Q3/07 Q4/07 $1.84 $1.94 $2.08 $2.21 $ US billions Revenues Q1/07 Q2/07 Q3/07 Q4/07 Q1/08 Q2/08 Q3/08 Q4/08 $1.84 $1.94 $2.08 $2.21 $1.84 $1.88 $2.03 $1.94 $ US billions Revenues Return on invested capital(3) Return on invested capital (ROIC(2)) including intangibles Q1/07 Q2/07 Q3/07 Q4/07 Q1/08 Q2/08 Q3/08 Q4/08 3.8% 1.1% 9.1% 11.9% 10.5% 11.8% 13.9% 17.3% (1) Excludes non-cash option expense. (2) EBIAT – Defined on financial highlights page. (3) Defined on financial highlights page. 2

"Our results in 2008 reflect a dramatic change from two years ago, when the company was struggling in several regions, and needed to implement an aggressive transformation plan that would improve operating margins, working capital velocity, balance sheet strength, operating efficiency and customer satisfaction."

– Craig Muhlhauser
President and CEO

Cash balance — $ US millions



$804
$1,117
$1,201
2006
2007
2008

Net cash[4] — $ US millions



$53
$358
$468
2006
2007
2008

(4) Defined as cash less long-term debt.

Inventory — $ US millions



$1,198
$792
$787
2006
2007
2008

Long-term debt and accounts receivable sales — $ US millions



$1,071
$984
$733
2006
2007
2008

2008 Revenue segmentation as % of revenue



Telecommunications 15%
Industrial/ Aerospace/ Defense 8%
Consumer 26%
Servers 16%
Storage 10%
Enterprise Communications 25%

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In 2008, Celestica delivered one of its best years of operating results, despite the backdrop of a very challenging economic environment. Not only did the company significantly improve its key operating metrics, it also finished the year with some of the industry’s best financial results. We were able to achieve multi-year highs in operating profitability and returns, and we finished the year with the strongest and most flexible balance sheet in our industry. Our performance in 2008 reflects a dramatic change from two years ago, when the company was struggling in several regions and needed to implement an aggressive transformation plan that would improve operating margins, working capital velocity, balance sheet strength, operating efficiency and customer satisfaction. As we delivered on this plan, we also demonstrated to our customers and suppliers that Celestica had again become financially strong and one of the most consistent performers in the EMS industry. Given the highly competitive nature of our industry, this is no small feat, and the company is poised to build on this strength in the coming years. Financial summary Revenue in 2008 was $7,678 million, compared to $8,070 million for 2007. The combination of weaker end-markets and some program disengagements contributed to this year-overyear decline. Net loss on a GAAP basis was ($720.5) million, or ($3.14) per share compared to GAAP net loss of ($13.7) million, or ($0.06) per share, last year. The GAAP loss was a result of the non-cash, goodwill write-off of $850.5 million primarily associated with an acquisition in 2001. Adjusted net earnings for 2008 were $187.7 million, or $0.82 per share, compared to adjusted net earnings of $62.3 million, or $0.27 per share, in 2007. Despite the lower revenues, the better results were driven by meaningful improvements in gross margins and operating margins as underperforming regions returned to profitability. The decision to disengage from revenue with substandard returns also delivered significant benefits to the company. Our working capital performance was also very strong. We led our North American peers in inventory turnover in each quarter of 2008 – something we had never achieved in our 10 years as a public company. Inventory was reduced on a year-over-year basis and the company had its second straight year of free cash flow. With our improvements in inventory turns and operating profitability, our return on invested capital (ROIC) of 13.6% was the strongest since 2000. This is a critical metric, as it reflects the overall efficiency and financial health of a strong EMS company. The company’s balance sheet improved further in 2008. Cash at the end of the year was $1.2 billion and long-term debt was $733 million. In an environment where many company balance sheets were impacted by over-leveraging, Celestica was able to reduce its long-term debt and accounts receivable programs by over $250 million, and still increase its cash position by $84 million in 2008 compared to 2007. As a result, we ended the year with the strongest net cash position among our North American competitors, assuring Celestica’s customers that their most critical supply chain partner can manage through the current credit crisis and invest in their future. Craig Muhlhauser President and Chief Executive Officer John Executive Supply Solutions Procurement John Peri Executive Vice President, Global Operations Paul Nicoletti Executive Vice President and Chief Financial Officer Dear Shareholder, 4

Outlook While 2008 was one of our strongest years ever, 2009 will be challenging, as the global economy deals with the complexity of weaker demand and limited or reduced access to capital. While we know this will impact revenue and operating profits to some degree, Celestica enters the year in a position of significant financial strength with a supply chain network delivering operational excellence in all regions. Although we anticipate revenue to be under pressure this year, we are firmly committed to maximizing profitability, and generating acceptable returns on capital and free cash flow. The transformation plans implemented two years ago have significantly improved the company’s variable cost structure and gives us the ability to better adapt to changes in end-market demand. We will continue to look at ways to grow the business despite the weak demand environment. We plan to pursue additional opportunities with existing customers, selectively grow our business in new end-markets, build new capabilities and services, and selectively target new customers. However, we will only pursue revenue opportunities supported by sustainable and acceptable returns, and we will be unwavering in this approach to growth. Our mega-site centers of excellence – which consist of eight global sites that generate approximately 85% of our revenue – have given us a flexible and cost-effective supply chain network. We believe the efficiency of our mega-site centers will enable us to improve utilization and returns over the long-term. We also believe this network will allow us to further reduce costs for our customers and suppliers over the long-term and ultimately, will allow us to drive better returns. Our supply chain teams remain committed to improving on our already industry-leading inventory turnover performance. Working capital is a precious resource in today’s economy and maintaining strong inventory turns enables us to provide our customers with an efficient and cost-effective supply chain. Maintaining a strong and flexible balance sheet will also remain a key priority for the company. Our net cash position is the strongest amongst our peers, and this gives our customers the confidence that they are engaged with a supply chain partner capable of withstanding the challenges of the current economic environment, and in a position to invest in future opportunities. While the environment will be challenging in 2009, we have transformed Celestica over the past two years into a flexible, efficient and financially strong EMS leader, well positioned to capitalize on the opportunities in our industry in the coming years. Craig H. Muhlhauser President and Chief Executive Officer 5 Betty DelBianco Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary John Boucher Executive Vice President, Supply Chain Management Solutions and Chief Procurement Officer Mary Gendron Senior Vice President and Chief Information Officer michael mcCaughey Senior Vice President, General Manager, Communications Market Segment Peter Lindgren Senior Vice President, General Manager, Growth and Emerging Markets Segment Rob Sellers Senior Vice President, General Manager, Enterprise and Consumer Market Segments

Financial highlights*

(in millions of U.S. dollars, except per share amounts)

	2008	2007	2006	2005
Operations				
Revenue	**$ 7,678.2**	$ 8,070.4	$ 8,811.7	$ 8,471.0
Gross profit %	**6.9%**	5.2%	5.1%	5.7%
Selling, general and administrative expenses %	**4.0%**	3.7%	3.2%	3.5%
EBIAT (1)	**$ 233.9**	$ 134.3	$ 171.3	$ 200.0
EBIAT % (1)	**3.0%**	1.7%	1.9%	2.4%
Effective tax rate %	**-0.7%**	293.0%	-10.7%	-83.5%
GAAP net earnings (loss)	**$ (720.5)**	$ (13.7)	$ (150.6)	$ (46.8)
GAAP earnings (loss) per share – diluted (2)	**$ (3.14)**	$ (0.06)	$ (0.66)	$ (0.21)
Adjusted net earnings (loss) (3)	**$ 187.7**	$ 62.3	$ 93.5	$ 129.1
Adjusted net earnings (loss) % (3)	**2.4%**	0.8%	1.1%	1.5%
Adjusted net earnings (loss) per share – diluted (2)(3)	**$ 0.82**	$ 0.27	$ 0.41	$ 0.57
Balance sheet data				
Cash	**$ 1,201.0**	$ 1,116.7	$ 803.7	$ 969.0
Total current assets	**$ 3,171.8**	$ 2,999.6	$ 3,120.8	$ 3,258.4
Total current liabilities	**$ 1,568.4**	$ 1,446.6	$ 1,725.9	$ 1,770.3
Working capital, net of cash (4)	**$ 307.7**	$ 300.7	$ 489.6	$ 395.6
Long-term debt (6)	**$ 733.1**	$ 758.5	$ 750.8	$ 751.4
Shareholders' equity	**$ 1,365.5**	$ 2,118.2	$ 2,094.6	$ 2,214.4
Key ratios				
Days sales outstanding	**46**	42	42	41
Inventory turns	**9x**	8x	7x	7x
Cash cycle days	**12**	19	16	13
ROIC (5)	**23.2%**	11.1%	13.3%	15.8%
ROIC including intangibles (5a)	**13.6%**	6.4%	7.7%	9.0%
Debt to capital (6)	**34.9%**	26.4%	26.4%	25.3%
Weighted average shares outstanding				
Basic (in millions)	**229.3**	228.9	227.2	226.2
Diluted (in millions) (2)	**229.3**	228.9	227.2	226.2
Total shares outstanding at December 31 (in millions)	**229.2**	228.8	227.8	226.3
EBIAT calculation (1)				
GAAP net earnings (loss)	**$ (720.5)**	$ (13.7)	$ (150.6)	$ (46.8)
Add (deduct): interest expense (income) and accretion on convertible debt	**42.5**	51.2	62.6	49.8
Add: amortization of goodwill and intangible assets	**15.1**	21.3	27.0	28.4
Add: integration costs related to acquisitions	**–**	0.1	0.9	0.6
Add: other charges	**885.2**	47.6	211.8	130.9
Add: option expense (7)	**6.6**	7.0	5.1	15.8
Tax impact of above and tax write-off	**5.0**	20.8	14.5	21.3
EBIAT	**$ 233.9**	$ 134.3	$ 171.3	$ 200.0
Adjusted net earnings calculation (3)				
GAAP net earnings (loss)	**$ (720.5)**	$ (13.7)	$ (150.6)	$ (46.8)
Add: amortization of goodwill and intangible assets	**15.1**	21.3	27.0	28.4
Add: integration costs related to acquisitions	**–**	0.1	0.9	0.6
Add: other charges	**885.2**	47.6	211.8	130.9
Add: option expense (7)	**6.6**	7.0	5.1	15.8
Tax impact of above and tax write-off	**1.3**	–	(0.7)	0.2
Adjusted net earnings (loss)	**$ 187.7**	$ 62.3	$ 93.5	$ 129.1

* The financial highlights data is prepared in accordance with Canadian GAAP. See note 1 to the consolidated financial statements.

(1) The company uses EBIAT as its measure to assess operating performance. EBIAT is calculated as net earnings (loss) before other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recovery. We also exclude some recurring charges such as restructuring costs, option expense, amortization of intangible assets, interest expense or income, and the related income tax effect of these adjustments. Management believes EBIAT, which isolates operating activities before interest and taxes, is the appropriate measure for the company, as well as its investors, to compare the company's operating performance from period to period. The term EBIAT does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of EBIAT to Canadian GAAP net earnings (loss) above.

(2) Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998 to reflect the two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings (loss) per share for 2001, 2002, 2003, 2004, 2005, 2006, 2007 and 2008, the weighted average number of shares outstanding, in millions, was 232.9, 236.2, 216.5, 223.7, 227.9, 228.0, 229.0, and 229.6, respectively.

(3) Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair-value accounting for stock options and securities repurchases, management believes adjusted net earnings are a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and to allow the comparison of operating results with its competitors in the U.S. and Asia. Excluded from adjusted net earnings are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recovery. We

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2004	2003	2002	2001	2000	1999	1998
$ 8,839.8	$ 6,735.3	$ 8,271.6	$ 10,004.4	$ 9,752.1	$ 5,297.2	$ 3,249.2
4.6%	3.9%	6.7%	7.1%	7.1%	7.2%	7.1%
3.8%	4.1%	3.6%	3.4%	3.3%	3.8%	4.0%
$ 145.1	$ (13.7)	$ 256.6	$ 370.6	$ 361.8	$ 180.3	$ 100.0
1.6%	-0.2%	3.1%	3.7%	3.7%	3.4%	3.1%
-41.9%	-14.4%	17.8%	19.0%	24.4%	34.5%	4.1%
$ (854.1)	$ (266.7)	$ (455.4)	$ (55.9)	$ 200.8	$ 68.4	$ (48.5)
$ (3.85)	$ (1.23)	$ (1.98)	$ (0.26)	$ 0.98	$ 0.40	$ (0.47)
$ 95.8	$ (24.0)	$ 203.9	$ 304.7	$ 298.2	$ 123.0	$ 45.3
1.1%	-0.4%	2.5%	3.0%	3.1%	2.3%	1.4%
$ 0.43	$ (0.11)	$ 0.86	$ 1.37	$ 1.44	$ 0.72	$ 0.42
$ 968.8	$ 1,028.8	$ 1,851.0	$ 1,342.8	$ 883.8	$ 371.5	$ 31.7
$ 3,273.3	$ 3,030.1	$ 3,564.5	$ 3,996.6	$ 4,521.0	$ 1,851.3	$ 982.9
$ 1,815.0	$ 1,516.5	$ 1,471.3	$ 1,656.8	$ 2,258.4	$ 851.1	$ 626.7
$ 491.7	$ 317.9	$ 138.9	$ 822.8	$ 1,253.3	$ 604.9	$ 290.5
$ 627.5	$ 213.9	$ 269.0	$ 416.8	$ 375.1	$ 134.2	$ 135.8
$ 2,488.8	$ 3,255.9	$ 3,941.7	$ 4,478.0	$ 3,229.1	$ 1,658.2	$ 859.3
39	38	44	53	44	39	43
7x	7x	7x	6x	7x	8x	8x
18	7	18	49	35	27	24
8.6%	-1.0%	14.5%	14.8%	21.6%	21.7%	20.4%
5.0%	-0.5%	7.9%	11.2%	16.6%	14.9%	11.3%
26.9%	17.5%	19.3%	21.1%	27.6%	7.5%	13.6%
222.1	216.5	229.8	213.9	199.8	167.2	103.0
222.1	216.5	229.8	213.9	211.8	171.2	103.0
225.0	208.9	228.6	229.7	203.4	185.4	149.1
$ (854.1)	$ (266.7)	$ (455.4)	$ (55.9)	$ 200.8	$ 68.4	$ (48.5)
37.3	19.4	27.6	18.7	(8.7)	10.7	32.3
34.6	48.5	95.9	125.0	88.9	55.6	45.4
3.1	–	21.1	22.8	16.1	9.6	8.1
664.4	151.6	665.7	273.1	–	–	64.7
7.6	–	–	–	–	–	–
252.2	33.5	(98.3)	(13.1)	64.7	36.0	(2.0)
$ 145.1	$ (13.7)	$ 256.6	$ 370.6	$ 361.8	$ 180.3	$ 100.0
$ (854.1)	$ (266.7)	$ (455.4)	$ (55.9)	$ 200.8	$ 68.4	$ (48.5)
34.6	48.5	95.9	125.0	88.9	55.6	45.4
3.1	–	21.1	22.8	16.1	9.6	8.1
664.4	151.6	665.7	273.1	–	–	64.7
7.6	0.3	–	–	–	–	–
240.2	42.3	(123.4)	(60.3)	(7.6)	(10.6)	(24.4)
$ 95.8	$ (24.0)	$ 203.9	$ 304.7	$ 298.2	$ 123.0	$ 45.3

also exclude some recurring charges such as restructuring costs, option expense, amortization of intangible assets, and the related income tax effect of these adjustments. The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) above.

(4) Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5)(i) ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(ii) Net invested capital for the "ROIC including intangibles" calculation includes total assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6) Calculated as debt/capital. Debt consists of long-term debt, which includes the principal component of convertible debt. Capital includes total shareholders' equity, long-term debt and convertible debt.

(7) Option expense for 2005 includes $6.8 million for the option exchange program.

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Celestica 844 Don Mills Road Toronto, Ontario Canada M3C 1V7 www.celestica.com Celestica Safe Harbour and Fair Disclosure Statement: This letter contains forward-looking statements related to our future growth, trends in our industry, our financial and/or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. Forward-looking statements are not guarantees of future performance. The risks and uncertainties referred to above include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of the impact of the global economic crisis and capital market weakness; the effects of price competition and other business and competitive factors generally affecting the EMS industry, including the trend for outsourcing; variability of operating results among periods; our dependence on a limited number of customers; the challenge of responding to lower-than-expected customer demand; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; the challenge of managing our financial exposures to foreign currency fluctuations; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers, during uncertain economic conditions; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 days to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. These and other risks, uncertainties, factors and assumptions are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commission, or by contacting Celestica Investor Relations at contactus@celestica.com. Forward-looking statements are given for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note that this letter also refers to certain non-GAAP financial measures. The description of these measures can be found in the “Financial highlights” table. Additional corresponding GAAP information and reconciliation to the non-GAAP measures are included in our quarterly press releases which are available at www.celestica.com. At Celestica, we are solid partners who deliver informed, flexible solutions to enable our customers’ success. A recognized industry leader, Celestica is dedicated to delivering complete end-to-end supply chain solutions that help our customers succeed in the markets they serve, which include the computing, communications, consumer, industrial, and aerospace and defense sectors. By leveraging our global operations network and information technology solutions, we have a proven ability to reduce time-to-market and time-to-volume, as well as lower costs and increase quality for our customers. We are adaptive and agile, and help our customers anticipate and prepare for unexpected changes. Dedicated to providing a truly differentiated customer experience, our employees share a proud history of demonstrated expertise and creativity that provides our customers with the flexibility to overcome any challenge. For more information, visit Celestica at www.celestica.com. To view our security filings, access www.sedar.com and www.sec.gov. Printed in Canada